FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* DOYLE., JOHN T.					2. Issuer Name and Tickler or Trading Symbol PCD INC. PCDI					6. Relationship of Reporting Person (s) to Issuer (Check all applicable) ____ Director ___ 10% Owner _X__ Officer (give title below) ___ Other (specify below) _VP/GM INDUS/AVIONICS DIV_____
(Last) (First) (Middle) C/O PCD INC. 2 TECHNOLOGY DRIVE					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year MAY 2002
(Street) PEABODY, MA 01960							5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)					Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)					2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	8.375	5/24/02	H*	V		30,000	8/2/99	8/2/09	Common Stock	30,000		0
Employee Stock Option (Right to Buy)	5.000	5/24/02	H*	V		10,000	4/28/00	4/28/10	Common Stock	10,000		0
Employee Stock Option (Right to Buy)	5.090	5/24/02	H*	V		5,000	4/27/01	4/27/11	Common Stock	5,000		0

Explanation of Responses: *SURRENDERED OPTIONS TO PURCHASE COMMON STOCK IN CONNECTION WITH PCD's STOCK OPTION EXCHANGE PROGRAM

___________John T. Doyle________________________________         ___5/29/02___________
**Signature of Reporting Person                                                          Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).